Tata Motors Limited

May 12, 2022

Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Transcript of the 4QFY22 Earnings Discussion

May 18, 2022, Mumbai: Please find reproduced herein below a copy of the Transcript of Conference Call held on Thursday, May 12, 2022, in respect of the financial results for the quarter and year ended March 31, 2022.

The same can also be viewed at: https://www.tatamotors.com/wp-content/uploads/2022/05/Q4- FY22-earnings-call-transcript.pdf

This is for your information and records.

MANAGEMENT:MR. THIERRY BOLLORE – CEO, JAGUAR LAND ROVER MR. PB BALAJI – GROUP CFO, TATA MOTORS LIMITED MR. ADRIAN MARDELL – CFO, JAGUAR LAND ROVER

MR. GIRISH WAGH – EXECUTIVE DIRECTOR, TATA MOTORS LIMITED

MR. SHAILESH CHANDRA – MD TMPVL AND TPEML

Sneha Gavankar:

Good day. Welcome to Tata Motors Q4 FY22 Earnings Conference Call. I am joined today by Mr. Thierry Bolloré, CEO Jaguar Land Rover; PB Balaji, Group CFO, Tata Motors; Mr. Girish Wagh, Executive Director, Tata Motors; Mr. Shailesh Chandra, MD, Tata Motors Passenger Vehicles Limited & Tata Passenger Electric Mobility Limited; Mr. Adrian Mardell, CFO, Jaguar Land Rover, and our colleagues from the Investor Relations team. Today, we plan to walk you through the earnings presentation followed by Q&A. As a reminder, all participant lines will be in listen only mode and we will be taking questions via teams platform which is already open for you to submit the questions. Requesting to mention your name and the name of organization you represent while submitting the questions. I now hand over to Balaji to begin the presentation.

PB Balaji:

Thank you. Welcome, everybody, and thanks for taking the time to attend the call. Going to the safe harbor statement. I will take a minute on this to explain a few changes that we have put through in the way we are presenting our numbers post the subsidiarization of the passenger

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May 12, 2022

vehicles and electric vehicles business in India. Due to this change, the standalone business that earlier had the PV and the CV businesses, now has just the CV business and all the debt that is there. So as such, other than for dividend reporting purposes, it doesn't have much of a relevance in the overall scheme of things.

So what we've done here onwards is to actually start reporting numbers on a consolidated basis. So accordingly, we have two segments in the consolidated results. One is the automotive segment and others. That does not change. And within the automotive business, if you read through our annual report, we would have talked about, Tata-branded commercial vehicles, which includes all businesses that do commercial vehicle business in the world. And then, we have Tata branded passenger vehicles, which includes all the PV, EV businesses as well as our design centers, TMETC, TRILIX as well as the joint operation that we have at FIAPL. So that's the second vertical that we'll the report numbers on. And then of course, Jaguar Land Rover, no change. Vehicle financing, no change. o therefore, this is a key shift that is there. And to help you understand our numbers as part of the data bank, you will also have the comparative numbers of the past also being given in the same format, so that you would be able to track our results better. So this is a significant shift that we are doing in our reporting. But it is just again the whole thing viewed as consolidated downwards rather than the individual businesses upwards. So that's a big shift there.

Next slide, please. I will skip these slides for the interest of time, because you've seen this slide most of them are on the press and hell of lot of activity that has happened in Tata Motors on the electrification journey as well as the product launches that have been very, very intensive, all of those leading to strong results.

Next page. And similarly in JLR, where there have been a slew of action that have gone through, a particular call out is the announcement of science-based targets that we have for carbon emission. That's something even you should expect in Tata Motors also in the coming year or so. And again, all other actions all in the press you've seen.

Let’s move forward. So if I were to summarize the entire performance of the business, we had committed to a sequential recovery in the business, despite semiconductor inflation challenge that's exactly what we've delivered in this particular quarter. The business declined by 11.5% compared to last year. But at the same time, sequentially improved. And you would see that in the comparison versus the previous year, as well as the Q3 versus Q4 numbers. And that's something we'll talk about as we go forward. We were cash positive delivering in the quarter at Rs. 7,900 crores. And, of course, we delivered an EBIT of 3.2%, which again sequentially improved.

Next slide, please. The drivers for this particular performance you would notice from last year to this year, the big drop is volume and mix. Pricing of almost 10.6% has been put through, just to manage the inflation that we are dealing with. And as far as profitability decline is concerned, JLR, we are well aware of the challenges on semiconductor that have had, but a big call out I would want to leave you with Tata Passenger Vehicles where I think this business has now

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May 12, 2022

delivered EBIT positive, PBT positive in the quarter, which is the big shift in the performance of the business and something again we had committed to, but I think we are delivering it much earlier than what even we had originally planned. And net debt of course comes down to Rs.49,000 crores, of which almost Rs.10,000 crores is just working capital-related, which should reverse once growth comes back in JLR, almost entirely that is JLR.

Next slide please. So let me now hand this over to Adrian to take us through the performance of the business, starting off with the fabulous Range Rover Sport that you see in front of you. Adrian?

Adrian Mardell:

Thanks, Balaji. Next slide, if you would, please. Okay. So this is cash flow positive in quarter four and profitability flat quarter-over-quarter. I'll get into the details later. Next slide, if you would, please?

Volumes obviously constrained by semiconductors. You're aware of that. We've taken our breakeven down to about 70,000 units in the quarter underlying is about 75,000 a quarter, 300,000 a year. Order banks grown again to 168,000 units, increases in Range Rover and Defender once again. It's worth being aware that within there, we have very few Range Rover Sports within that order bank. They haven't yet been released under the new vehicle. EBIT was 2%. As we said, in the quarter, free cash flow GBP340 million, up from the GBP164 million in quarter three. Liquidity is strong at GBP6.4 billion, including GBP4.4 billion in cash on hand.

Next slide, if you would please. Okay. The sales quarter four, go to the right of the page, you can see there 1% down on quarter three. When you look at the model families, it's really important to understand that the run out of our Range Rover product in quarter four is significantly impacting those Range Rover family volumes. You can see it there in the header, 5,000 units down. All other nameplates a little lower, apart from Defender. But again, the course is either model run out from Range Rover or supply. Our order bank is very, very healthy and growing. On a full year basis, down in all areas apart from the Defender family again, which again is supply- related in those areas

Next slide, please. By region, this one, so it actually shows the regional breakdowns within the quarter you see them there actually. UK, North American and overseas were up versus quarter three. Europe and China down. China normally is because Q3 is a bigger quarter normally in China with the New Year kick-in in place. But again, all of these numbers are impacted by supply constraints. And you see that within the growth of the actual order banks. Electrified units for the full year 66% from 51%, 12 months ago. And again, those units, of course, are constrained or so.

Next slide, please. So this is our walk versus quarter three. I mean, broadly speaking, the EBIT numbers, flat GBP9 million loss in Q3, GBP9 million profit in quarter four. A lot of happening in the walk, but these are things you should instinctively be aware of. Our volumes were higher,

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May 12, 2022

11% in quarter four versus quarter three on a wholesale basis. But I've mentioned the Range Rover being down and that's significantly impacts our mix quarter-over-quarter, you can see it there almost GBP200 million. VME continues to be very low, again a symptom of where we actually are in terms of demand being much higher than supply. That's continued to drop quarter by quarter, we probably are at now the level, it's going to be until supply lifts, material cost increases on commodities and starting to actually impact in quarter four. But you see on the far right, the commodity hedges are offsetting it temporarily. D&A is higher as a result of introduction of the Range Rover, but we've offset that with efficiencies building more cars within the plants you see there within inventory. And the other big call out on this page is not EBIT, but the revaluation of our dollar denominated loans. Obviously is bad news there, minus GBP85 million. That will continue with the strengthening of the dollar into the first quarter of course. I should say, the data is EBIT-related. It does ignore GBP43 million exceptional item, which we will reference later. Next slide, please

Okay, so this is year-over-year, and again, given the messages we've given you all year, this should be instinctive, it’s just the data around it. Volumes are down significantly. But we have mix managed where we could and where it was possible to do so into our most valuable products you see mix significantly higher. Huge improvement on VME year-over-year. We've talked about that often. And then the contribution costs from a material cost perspective that's accumulated amounts as a result of the challenges in the marketplace now, inflationary pressures and commodity costs increasing. We've referenced capitalized engineering on lots of calls, that continues to be at a low point between engineers coming off our Range Rover products and before we actually get to maturity on our new reimagine architectures, EMA of course and Jaguar

A furlough not repeated year-over-year was a big year-over-year difference. And we are consciously investing more in digital and in IT, which is within the administrative expense. That will continue going forward as well. And I mentioned that revaluation number with the depreciation of sterling and the impact on our balance sheet, mostly on the loans, which is adverse year over year that will continue also. Total year EBIT was minus GBP412 million. The GBP43 million, which is actually the position we've taken on Russia at the end of March would make an absolute loss PBT GBP455 million in the year -- next slide, if you would please.

Okay. Look, our Refocus program continues to mature. It continues to develop value, we will get into that. Our H2 FY22, this is underlying. It's actually 300,000 units. And we do expect that to grow as our investments now start coming through for Range Rover and Range Rover Sport in FY '23. We also expect it to grow, because we will consciously now begin to invest more in the value- generative side of our business, IT changes and in digital changes. And we also are at a very low point on our marketing costs, fixed marketing costs because of the order bank position. As soon as we start to build more cars, we will generate more sales and more marketing. So you should really think about this is our underlying when conditions start to return to normality will be 350,000 units or above. That's what you see on the page there. That hasn't changed for the last 12 months. Next slide, please.

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May 12, 2022

Okay. Really important page to understand. This is our cash walk from the EBIT number to the free cash flow number, you can see in the middle there, look, these are things we've been talking about for three years. Our cash profit after-tax has to be higher than our investment. And you can see, it was in the quarter by GBP195 million. And we have helpfully put the full year data at the box bottom there. You can see we're underlying cash positive for the year by about GBP190 million on just 294,000 wholesales. That's why our underlying cash breakeven position is sub 300,000 today. Working capital full year was minus GBP1.3 billion, which is greater than the free cash loss full year of GBP1.1 billion. You can start to see as we are building more cars in Q4 that working capital will come back to us, that will continue to come back to us as we produce more cars during FY '23. So that money isn't lost. Next slide, please.

Investment, we are at the low on our investment cycle, just GBP469 million in the quarter. We do need to spend more here as well, and we do need to speed up those investments, so please take this as a low in the cycle. Our intention is to be at GBP2.5 billion. We do need to catch back a little bit from FY '22. So we'll monitor that going forward, but we have no anticipation we will be at these levels for following quarters, a guidance for next year is still GBP2.5 billion and we expect actually -- now the engineers are moving on to those new programs, we expect that to be a much closer to the actual number. Next slide, please. Okay. Just a few business items. I'll run through these quickly as well. You've seen the slides. Next slide

Look, the top of this page, you should be able to see pretty much anywhere in terms of the outlook from not only within this industry, but across industries. Supply, you know, mostly chips, but generally supply COVID lockdowns in China, inflationary pressures in Ukraine, pretty much any company if they were giving you a business environment, would use those for those four icons at this point, which is really good because historically we used icons particularly to us like Brexit. None of that anymore. We kind of have the same challenges others have as well. What you won't see is the brilliance of the products that we actually have in the bottom there. The Range Rover Sport, the back view, we'll show you the front view in a moment. Hopefully, you took the time to see the reveal on Tuesday night, the 10th May. None of these orders are actually within that order bank yet. This is a stunning vehicle. Our order banks have grown to 168,000. We've got so much good stuff happening in the bottom, there is just no room for the new Range Rover. Our opportunity if inflation continues because a strength we have in our brands, Range Rover and Defender, what we do to pricing, but the offset for that is really the Refocus program, holistic program I've talked to you about that a lot. We've a page later. Amazing performance in FY 2022 that will continue through into FY 2023 and the program will get better. Next slide, please.

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May 12, 2022

Okay. We did do better on wholesales. We've talked about a gradual improvement. We’ve talked quarter-over-quarter that would happen. Production was actually 82,000 units in the quarter. So, we're able to build our un-wholesaled stock by a few thousand units as well. So, Q4 was a better quarter for us. We do have additional challenges in Q1, of course, with China and COVID which we're monitoring very, very carefully. So we may flat line for a short period of time on that volume. It really depends on how quickly those issues actually close out within China. Next slide, please. Okay. Ukraine, the sad events in Ukraine. Look we focus what we can do our efforts on the humanitarian response. We've almost 70 employees actually within Russia, very loyal employees to Jaguar Land Rover, of course. We have 800 Ukranian employees actually within our Slovakia plant, and we focus a lot of time making sure that their families are brought together. And we've also given some Defender units which, of course are built within that plant to the humanitarian aid federations, Red Cross in particular. So that's been a lot of the things that we can control and manage within the sad Ukraine position. We've taken a position on our Russian NSC, and that was the exceptional GBP43 million loss. Limited impact on supply chain for Ukraine where those impacts we're seeing. We are looking to actually look for alternative sources for those parts, given that doesn't seem to be in any end to this terribly sad position in the foreseeable future.

Next slide, please. Okay. We haven't told you a lot about China of late. And that's because China has been doing better, right. But given the China COVID, we felt there might be some questions around China today. So we included the slide today. Sales quality of course is discount in the market. And what we would have shown you 12 months ago, they improved to 11%, well they just continue to get better. So what does that tell us? There is still a starvation of supply and an excess demand in China and sales quality continues to fall. Dealer stocks actually retailer stocks have stayed about flat over the last two years, an improvement up from a very high level on registrations, which again means locally sales are happening which is really positive and really strong profitability just on the vehicle sales at 2.7%.

So, every one of the key metrics we show in China, these are the same key metrics we were showing when China was bad. We haven't picked some good ones. These are exactly the same ones, they are all super positive. So the health of our China business is very, very strong. And yes, obviously, it's been impacted by shortages of supply, and we in the UK and in China are impacted by shutdowns in terms of the supply of cars produced in China, which was the care point I mentioned earlier through quarter one. Next slide, please. Okay. Order banks have grown. The beautiful Range Rover, we finally find space for it within the presentation. 46,000 units, that will increase, 41,000 on Defender, very few Range Rover Sport old ones in that database. That 168,000 is going to grow as we go through quarter one. Next slide, please.

This is the beautiful Range Rover Sport. Hopefully, you did have the opportunity to see the reveal on Tuesday. Obviously off the MLA platform. This is beautiful to drive as well as the Range Rover's beautiful to drive. It looks absolutely gorgeous in the color. The picture looks good, but you see that up close, it is just fantastic.

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May 12, 2022

Electrification, we talked about electrification of our Land Rover products from 2024, including this. connectivity, improved capability of our EVA architecture in terms of connectivity. We see that within the warranty data as well. Built locally to us in the UK. I'll just leave that there for two or three seconds for you to stare at before I take it from the page. Next slide, please.

The wonderful Refocus program GBP1.5 billion in FY '22 across pretty much all of the areas you'd expect us to focus on. A lot of activity in market performance continued into quarter four and will continue into quarter one and quarter two, particularly. That's the antidote to shortages of supply of course. We've got a lot of work to do on costs, including now mitigating inflationary pressures. The teams are very, very focused on mitigating those pressures and to help us the digital transformation program on both market performance and costs. We are getting much better and recruiting many more people to enable us to dive and see actually what's happening beneath the billions of datasets that we actually have. And I've mentioned investment. We did make some investment savings. We are tough on non-product investment in the criteria, but we do need to spend more and we will spend more towards the target going forward. Next slide, please.

Okay. So one of the questions I'm sure is inflation. We’ve tried to be helpful here again as well, GBP12.5 billion worth of cost last year. We've identified the key areas of costs that we think is going to be subject to inflation: commodities, semiconductors, energy and labor. You can see it there. It's about 20% of our total costs. So what are we doing about it? Obviously, we're trying to mitigate those claims, but also that's why the Refocus program in a sense is there. It's for efficiency capability, value generation, sustainable solutions. All of those things and the programs mature, and we are confident over the course of the full year, we will offset those inflationary claims. The claims are hitting us early, so again Q1 may be more inflation than offset, but over the course of this 12-month period, we are very confident Refocus will offset the inflationary claims we're actually seeing. Next slide, if you would please.

Summary, ongoing supply challenges of course compounded by the conflicts in Ukraine and in China. I've mentioned commodity inflation, volumes will we think grow particularly as we get through the launches. You shouldn't underestimate bring in run out of the Range Rover , run in and run out of Range Rover Sport and run in would in itself mean a slowdown in volume until we will ramp in those later in quarter two. We are increasingly confident of our short-term EBIT target in FY '24 and beyond and also, our cash targets as well. You see there the prioritization is exactly what we've explained already in the presentation. I think that's the last slide, Balaji.

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May 12, 2022

PB Balaji

Thank you. Thanks, Adrian. Moving to Tata Motors commercial vehicles. This again, just to re- clarify, this includes the all Tata-branded commercial vehicles anywhere in the world. Next slide. I'll leave the numbers out there, draw your attention to the powertrain mix. Particular call out is the penetration of CNG and EV that we are seeing in the portfolio with ILCV at 40%. SCV running at 18%, I mean actually EV plus CNG there as well. So, it's a significant shift in powertrain that we're seeing as the fuel prices are starting to increase and the launch of the ACE EV that we have done just now hasn't come a day too soon. Next slide, please. Really happy to report back that we are now increasing market shares across all segments. And that's happening after a long time. And we also believe that the normalization of the SCV salience will also help us from an overall mix perspective as well. But what really the stands out as a testimony to the quality of the products that are out there in the market and that's being well received as you're well aware of. Next slide, please. Financially, I think, this is the performance of the overall CV: Tata branded CV business delivered an EBITDA of 5.9% and EBIT of 3.4%. And basically, the call out here is if you look at the revenue growth at 29%, significantly higher than the volume growth led by improved mix and pricing. So pricing has been playing a very, very large role. So, we have been increasing market shares and increasing price and improving sequentially the profitability. So, we are on the right track and that's the trend that we intend to continue going forward as well. Obviously, the biggest challenges remain commodity prices, and therefore that's something we should keep a close watch on. Next slide, please.

This is the walk that is there. The big investment that you're seeing in terms of fixed cost all related to driving the growth of the business as we see growth coming back as well. Next slide, please. Sorry, one call out here, just go back to the slide, is the unrecovered price. If you recollect, sometime back, we used to be calling out 540 bps of negative unrecovered price that has come down and starting to narrow as pricing is starting to land in the market. Next slide. Girish, would you want to take that?

Girish Wagh

Okay. Thanks, Balaji. So highlights of the quarter four and the year gone by. So while the industry grew by 26% last year, we were able to outperform with the 33% growth. So we grew our market share by 250 bps. And the good point is, I think we were able to gain market share across all the segments, whether it is medium and heavy, intermediate and light, small commercial vehicle as well as the passenger segment. I think the commodity inflation did impact us through the year, and the margins were impacted. But of course, we kind of scraped the bottom in the middle of Q3. And after that, towards the end of Q3 and Q4, we have been continuously improving with our comprehensive margin improvement plan and put 510 bps improvement, both due to the margin improvement plan as well as the operating leverage. Delighted to tell you that we've been

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May 12, 2022

able to grow our spares and service penetration consistently. And penetration has grown almost two times in last four years. So, we are sitting above 30% now in both spares and service penetration. We will continue with our product offensive, so launched more than 80 new products last year, as also 120 variants. And you will recollect in the month of October, we in fact launched 21 products together, which was received very well in the market. Looking at the bright spots, I think the trucker's sentiment index, internal metric that we continue to track every quarter is doing pretty well, in fact, both in medium and heavies and intermediate and light commercial vehicles over the last three years. It is at the high now. So, it's consistently improving over the past few quarters. The medium and heavy commercial vehicle demand does remain buoyant on the back of infrastructure work being done by the government. And even in intermediate and light commercial vehicle, it does seem well due to growth in manufacturing sector as well as e-commerce sector. As far as finance availability for medium and heavy retail customers, it is improving consistently. And in quarter four, we have now seen the retail customers coming back into the market. Now this is one point which we have been calling out consistently that the retail customers are not there for MHCV. I think the good point, they've started coming back and that's one of the reason that the demand has firmed up in Q4. Also a good point, CV passenger, which is the buses and vans, have been doing very bad, so to say for last few years. I think in Q4, the demand has started picking up and we also see the trend continuing in Q1 of this year. Some of the challenges we would like to call out inflation as one of the challenges to be addressed, but whatever fuel price increases have happened in the month of April, have been compensated to some extent by the freight rate increases. In fact, one has seen the freight rates go up consistently during Q4, in fact from the end of Q3, which has been improving transporter profitability, it is just that the spike one has seen in fuel price increases has not being recovered fully. But otherwise, overall, I think the trend has been good because of fleet utilizations and freight availability has been going up. So, we are watching the situation on overall inflation in terms of fuel price increases and rate hikes and, closely watching it. I must say that the pipeline for customers has not yet been impacted. And we see good pipeline in place even in the month of May. As far as on the supply side, commodities are inflating further. I mean, we have had of course reduced impact in Q1 of this financial year. But in Q4, we had to give good increase in the steel prices, as also precious metal. But to address this, I think we do have a compressive margin improvement plan now in place. And we see a consistent improvement happening in the margins. On the supply constraints, semiconductor still continues to be a concern in few products, in some of our diesel powered vehicles, as well as CNG powered vehicles. But I think we have been able to manage this pretty well. We have been debottlenecking by looking at various levers, various alternates and by also building some strategic inventory. And we think that, I think towards the end of H1 of this year, it appears that we should be able to address this to a large extent. I must also add that in this, we have been focusing on establishing the new prices, right. So we take another price increase on 1st April in Q1 of this year. And there has been lot of push in the market to establish these new prices. Go next, Dhiman.

This time, I would also like to take a few minutes to explain some of the new areas that we have

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been pushing in the commercial vehicles. So first one amongst them is electric mobility. And within this, I think we operationalized more than 250 electric buses in the last financial year, mostly in Mumbai- Best and Ahmedabad that is Ahmedabad Janmarg Ltd. And now cumulatively, we have more than 645 buses running on Indian roads with cumulative kilometers covered more than 35 million. And all this is being delivered with an uptime more than 95%. So I think we are developing a very good experience in this domain.

We also have received the fuel cell electric vehicle bus order from IOCL, that is for 15 buses. And these buses will be delivered over the next two years, but I think we are using this opportunity, to develop this capability because we do believe that fuel cell is a very promising technology towards net zero pathway. Lastly, in electric mobility apart from buses, we have also forayed into cargo e-mobility now with the launch of the Ace electric vehicle just a week back and very encouraging response. Delighted to tell you that on the same day of launch, we actually were able to sign a memorandum of understanding with a few e-commerce customers and their logistics service providers, amounting to almost 39,000 units on the same day. So this is a very good beginning, and we are quite optimistic and positive about the small commercial electric vehicle. On the entire mass mobility solution, electric one, so as mentioned, we have strengthened our play in the electric buses with own, maintain and operate model. So, we are delivering service on the per kilometer rate. So we have now more than 400 buses running under this vertical. And I'm also delighted to let you know that we have emerged as L1 in the tender, which was floated recently by CESL with the total quantity of more than 5,000 buses. So we have been focusing on building a lot of capability in this vertical, both on the physical side as well as the digital side. So developing capabilities towards flawless exhibition, depot management and also digital capabilities to ensure that we are delivering the best operating efficiencies to the customers. In addition to this, Balaji and team are working on what would be the right financial structuring for this business as we go ahead, but we do see a very, very promising business opportunity in this area. On the digital front, a few things. So first is our belief about fleet age. So fleet age is our connected vehicle platform in commercial vehicles with an intent of enabling customers to manage their operations efficiently, bring down their cost, improve their asset productivity, and finally, help them focus on their customers better. We have benchmarked this with some of the best-in-class platforms available globally and then built it ground-up. Till date, we have more than 200,000 vehicles on this platform and 90,000 customers, with an average engagement time off around nine minutes. And we have more than 75% monthly active users. And fleet age data is now being used by our team, Tata Motors team, to offer insights on fuel efficiency to the customers. And therefore, this actually becomes a very good consulting so to say, advice to the customers to improve their fuel efficiencies, and therefore operating economics and also manage maintenance and therefore fleet uptime in better way. So we have come up with two new value-added services, which is fuel efficiency management program, as well as uptime guarantee where we are leveraging all this data to provide these value-added services. We also see that more than 100,000 downloads have been there from Google Play Store and a rating of more than four from the customers who have downloaded and are using this. And

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I'm also pleased to tell you that fleet age now has the highest number of BS VI vehicles on the platform, way ahead of anyone else in the country.

In addition to this, we've also launched E-dukan, which is our digital storefront or spare parts during last year. And we've been able to reach a lot of customers who otherwise were finding it difficult to reach our physical retail network, but delighted to tell you that in the first year itself we crossed revenue of Rs. 100 crores. And we have very aspirational targets even for this business. So this is summary about the commercial vehicle business. Balaji, back to you.

PB Balaji

Thanks, Girish. Next slide, please. Moving to passenger vehicles - the entire Kaziranga range is that this got launched and received very well by the market. Next slide, please. Here again, the numbers you've seen draw your attention to two data points here. One is the domestic market share in the last quarter, touching now 13.4%, consistently increasing. The other is the fuel or the powertrain mix that you see, where CNG's penetration now increased to 9% and electric penetration now sitting in 7.4%, substantial shifts that you're seeing in this one. Next slide, please. Here again, the EV market share is 87% for the full year and 94% for the current quarter. Charging infra is an area where the numbers are starting to move up quite rapidly, and we'll continue to keep pushing this higher and higher. Next slide, please.

Financials, I think one of the key messages I'd want to leave you with is this business has seen a very strong turnaround. It's increasing shares, delivering growth well ahead of market. EBITDA breakeven now very strong, moved away from the break even, 6.9% kind of EBITDA, and it is now an EBIT breakeven business and we also managed to a PBT breakeven and cash breakeven this quarter. So this business is now well and truly on track. And this needs to be seen in the context of still significant challenges on contribution margins, given the commodity price increases that we have. So that's something that we have to deal with, but nice to see the momentum build up and operating leverage starting to come through as well. Next slide, please. This you've seen. I'm not going to talk about. The only reason the FME numbers at the size, the IPL numbers have to get provided for this quarter itself. So, that's the only reason that is in, otherwise nothing new in this slide. Next slide, please. Let me hand it over to Shailesh to quickly run you through the bright spots and the challenges.

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May 12, 2022

Shailesh Chandra

Thank you, Balaji. Let me quickly give first flavor of what the industry was in Q4. We saw the easing out of situation of semiconductor supplies in Q4 as compared to what we have seen in Q2 and Q3 of last financial year. So there was a 21% quarter-on-quarter increase in supplies. SUVs as a trend have been seeing continuous increase as a percentage of their share of TIV and it increased by 8% to now 40% on the back of some new launches also which happened during the year. As far as Tata Motors is concerned, Balaji already presented that last quarter, we increased our market share to 13.4%. And also, it was the highest ever sales both at a quarter level as well as for the full year of FY '22 in our history of 22 years of being in PV business. We also emerged as the Number 1 SUV manufacturer in Q4 FY '22 on the back of four strong products, Punch, Nexon, Harrier and Safari. And Nexon for the first time in the full financial year FY '22 emerged as the Number 1 SUV among 45 models that we have today. In Q4, EV sales touched 9,000 units, which was the penetration actually in quarter four of roughly 8% and a market share of 94% is what we achieved in quarter four. Talking about FY '23, on the projections that we have seen from various agencies are estimating volume towards a possibility of the industry surpassing the peak that we've seen in FY '19 of 3.4 million. And this is on the basis that, we had for the last two years, quarter one of both the financial years, FY '21 and FY '22, we lost volumes because of COVID disruptions. And we are hoping that this year, there will be no disruption of that nature and also semiconductor situation might start easing out and it is on the basis of that assumption. Demand for the EVs and CNG models are set to increase. And we are already seeing increased interest of customers in these two powertrains, primarily driven by, I would say, increase in petrol prices. As far as Tata Motors is concerned, we have a very robust booking pipeline. The bookings generation rate has been increasing. The channel inventory has been low at 9 to 10 days for the entire financial year last year as well as we see inventory levels remaining low. Strong response we have seen for SUV, the four SUV which I talked about. In CNG, what we launched in January 2022, has also got some very strong bookings and is really are poised to grow well. We are also going for certain capacity debottlenecking actions to further unlock the next phase of growth that we have planned for this year. And EV demand remains very strong, and we're fast ramping up the supplies to really catch up with the demand, which is going exceptionally high. And in the last six months, we have already ramped up our supplies by nearly 3.5 times. Talking about the challenges, Girish also covered the semiconductor situation, is what is still uncertain, and is restricting us to tap the full demand potential that we have. Commodity price increase is also one factor which might impact the profitability. So as far as Tata Motors is concerned, certain electronic components will remain a challenge, but we are taking multiple actions to mitigate this risk in terms of creating alternatives, additional resources, close coordination with semiconductor suppliers and at times open market price also. And as far as cost is concerned, we will continue to innovate, focus on value engineering and we have identified nine levers to improve our profitability in the next financial year. So, that’s a quick update on PV and EV side. Back to you Balaji.

Tata Motors Limited

May 12, 2022

PB Balaji

Thanks. Thanks, Shailesh. Next slide, please.

We're shifting gears to the Tata Motors CV plus PV together just to get a sense of cash flows. So just a comparison here. You would notice that the operating cash flows, the cash profit after taxes is ahead of the investment cycle and the investment plans. And therefore, it's well funded internally. And with the growth coming through the negative working capital is generating the cash flows that you see at an overall level. And we do expect to normalize this next year, once the growth stabilizes. This is something that we should normalize, and we'll also look at the amount of negative working capital that we can tighten that a bit, so that we're able to release some of that. Next slide, please. Overall investment, the only call out I have is, we will be stepping up investments further between CV, PV and EV, both of them and EV for CV as well. And therefore, we expect to see anywhere between close to about Rs. 6,000 crores of capex is what we will be spending in, but rest assured, FCF will remain positive despite the significant step-up in investments, no change in strategy there. We are just deploying funds more, when another growth coming back, we will be able to deploy it better. Next slide, please. Taking a minute on Tata Motors Finance. You would notice this is an area of concern we had last time. The good news is that the collections are starting to improve significantly. And we're compliant to the RBI PCA norms of prompt corrective action. And having said that, the ROE is at 5.4% is not something that we like. And therefore, we will be continuing to work on improving the ROEs better by focusing on maintaining our market shares of around 30%, reducing GNPA and NNPA aggressively for which the collection strategy is being recalibrated in line with the new norms that are coming in from RBI from October onwards. We will expand NIMs further and accelerate the digital transformation and also create new digital ROE accretive income streams as well. So, the business is clearly on message and delivering on the strategy that they have, and we will accelerate that going forward as well. Next slide please. So, this brings me to the last slide, which is basically the looking ahead slide. The key call out I would want to make here is, demand is likely to remain strong, despite the geopolitical inflation concerns. And given the strong order book both in CV JLRs as well as PV and Girish explained eloquently the demand situation in CV as well, we do not see concerns there at this point in time. Supply situation is improving, albeit gradually. And commodity inflation is something that we need to watch, likely to remain at elevated levels. It will be sticky. And we do expect to deliver a strong improvement in EBIT and free cash flow as we get to near automotive debt free by FY '24. That's the journey we're committed to. And as part of FY '23 is concerned, the immediate first quarter Q1 will obviously have the impact of the COVID-led China lockdowns that are there. And this is something, once that is behind us, the performance will improve through the year like what we have promised sequentially, it should start continuing to improve there as well. And of course, individual thrust areas is out there for all of you to see. With this, let me now hand you over to take any questions that you may have.

Q&A Session

Tata Motors Limited

May 12, 2022

PB Balaji

Okay. The question queue has already built up. Let me now first start with the most obvious question, Jinesh Gandhi from Motilal Oswal. Can you please provide India pro forma P&L to make it comparable with erstwhile standalone? And also, would it be possible to share the PAT of CV and PV business on a quarterly basis? Jinesh, I think we are moving to a consolidated down because it is meaningless to look at the standalone number just a CV minus interest rate. And therefore, I wouldn't want to do a pro forma on that. I'd rather encourage you to move to the new model. You already have full comparison across time. We are anyway giving it to you. So definitely would encourage you to look in that direction. And from a materiality perspective, the CV business in India is something which is quite large -- is the dominant segment there. And PV is almost entirely India. Therefore, it is pretty comparable to what it used to be in the past, but it is something that we would want to encourage you to move towards consolidated. Let me then move on to the other questions that you may have. Again Jinesh Gandhi I think on JLR. Adrian, would you want to take this call? FY '23 target of EBIT 5% and FCF of GBP1 billion is based on what kind of volumes? And do you expect this mix to normalize in first half FY '23 or phase out of RR Sport will restrict the next normalization to second quarter or third quarter?

Adrian Mardell

Yeah. Thanks, Balaji. So, we do expect volumes to increase, particularly as our Range Rover, Range Rover Sport products come through. You won't see a full-year number this year, which is strong as we run out of the year. You won't see that. But I can model 5% in GBP1 billion cash flow on a series of volumes because we will actually target the volumes, which is highest value. So, it will be higher after quarter one, quarter-by-quarter towards the end of the year. I'm not going to give you a number because actually, I don't know when COVID is going to close in China, and I don't know when the semiconductor is going to improve. But let me reassure you, there is a variety of volumes the way we're doing this, which will enable us to get to 5% EBIT and free cash flow of GBP1 billion going forward, but it would need to lift in the second half of the year. Expect mix to normalize in half one -- no, I do not. No, I do not. That's a phase in, phase out and expect the phase in phase out periods to be half one. Quicker on Range Rover, slower on Range Rover Sport, they are three months behind each other. So you really going to have to start to see quarter three data for us to talk about what the new norm actually is, and hopefully by then, the China position is closed down and as semiconductor position's eased as well. I did say to you in February, '21, it's 18 months before we saw a version of normality. The reason why I said that was because of the running run out of those two products. So you won't actually see that come through until second half of the year.

PB Balaji

Tata Motors Limited

May 12, 2022

Yes. And the last one is on the consolidated cash flows. Your planned -- how do you planned to raise FCF of 480 billion in two years to achieve net debt zero by FY '24? Let me take the question. I think two pieces here. We are seeing anyway. There are three ways in which we intend to look at our cash flows, primarily being FCF. Second is monetizing any non-core and any residual equity if at all, thereafter we need to look at it. The strategy doesn't change. Obviously, it will be fundamentally weighted towards free cash flows. And you will notice even this year, the free cash flow is basically working capital that is the one that has drained us. And as growth comes back sooner in Tata Motors, we would expect to see JLR restore its numbers as well. Adrian has already talked about GBP1 billion cash flow in the current year. And as growth picks up, that numbers will pick up even further. So we are quite comfortable that this plan that we have put out there. That's the reason we are reiterating it. And that is something that we will deliver as well. Moving to the next question. Just give the minute please to get our technology sorted. One minute please. Okay. This is from Pramod, UBS. PHEV’s headwinds with customers opting for BEVs, in March quarter, BEV plus 53% versus minus 5% PHEV and regulators scaling back support with Germany facing our incentives and China imposing license restrictions. How does that affect our confidence in the market, given JLR's higher dependence on PHEV till 2024?

Adrian Mardell

Look our PHEV and BEV total in Q4 was 14%. So it is increasing. We anticipate that to continue until the full BEV offerings actually arrive in two years' time. We expect our BEVs and our PHEV combination to double over the next three years and then double again over the following five years. So, we do actually see and we do have a lot more demand in that order bank for PHEV units. So what you're suggesting here isn’t actually within the data set that we have today. They are constrained like other products by shortages in supply

PB Balaji

Okay. Thanks, Adrian. Rakesh from BNP Paribas. GBP500 million of lower investments in JLR compared to the planned levels, where has the cutbacks been made and will that not be needed to be done in FY '23 implying higher CapEx even in FY '23?

Tata Motors Limited

May 12, 2022

Adrian Mardell

Yeah, there is a mixture of reasons why the GBP500 million is down, as some was an undefined spend. And we have quite critical determinations for what we allow returns on investment. Some will be caught up, as we go into FY '23. Whether that means we've reached GBP2.5 billion within that catch up in FY '23 or in FY '24, I'm not certain yet, but there is some of that catch back, which we actually need to do. And we have no intentions of saving money in areas that we need to spend.

PB Balaji

Okay, thank you. Next is from Prateek Poddar, Nippon AMC. Question to Girish. Recently, Tata Motors was the L1 in the CESL tender. Can you please explain the unit economics of the order, the rates quoted were extremely competitive and very close to highest counterparts on a rupees per kilometer basis?

Girish Wagh

Yes. So Prateek, I mean, I'd like to give some context. See, we have been operating almost 3,000 buses in Delhi for last 10 years, right. And many of these buses have covered more than 0.7 million kilometers, but we still operate with 95% uptime on a daily basis. So, we have a huge amount of experience over these 10 years under our belt, which we have distilled into wisdom amongst the people. So in addition to this, I think we have been into this electric bus market now almost for two years, 2.5 years with buses being run over six cities. All this experience has been put together, and we actually assembled a team of almost 100 professionals and they look at each and every cost element which goes into forming the rate of rupees per kilometer. And we looked at optimizing each and every cost element, bringing in efficiency in each every cost element and then finally, we were able to come to the most efficient kind of number which we've quoted

And we are quite confident to not just deliver on this, but also to make money at the rates at which we've quoted. So I think there is a humongous amount of work, which has gone behind quoting this and an experience and wisdom of operating buses for almost 10 years. Balaji?

PB Balaji

Yeah. Thanks, Girish. Next question, Thierry, this is coming your away. Considering -- this is from Pramod Amthe, Incred capital. Considering uncertainties of supply chain and commodities, what gives the management the confidence to give an absolute value guidance for JLR? And the second question is good to see an increasing order book, but how does that order cancellation trend been in recent months, as new EV capacities are being created in Europe? Thierry?

Tata Motors Limited

May 12, 2022

Thierry Bolloré

Thank you, Balaji. Yes, concerning the first point, I think we of course said the uncertainty around us is quite big. At the same time, we can see gradual improvements quarter after quarter, even if the speed not the one you would expect. The reality of the actions that we are performing better and better is giving us the confidence that we will continue on that trend and hopefully accelerate. That's the first element. And concerning the robustness of order bank, I would say that the desirability of our products is such that cancellations almost non-significant as a fact.

PB Balaji

Thank you. Next is from Joseph, IIFL. From December end to March end, we have seen an increase in JLR inventory as well as retailer inventory. How do you explain this, given such a strong order book? Adrian?

Adrian Mardell

Yeah, look, I see this as a really healthy sign, because we've got several things we need to do here. One of them is to refill the pipeline. And over the last six months, we filled about 15,000 units back into the pipeline. I'd expect this trend to increase and to continue. You need to think that our footprint is global. You know it can take us 90 days to get a car to a wholesale point or two days, it depends on where they go. And so, our intention is to refill the whole pipeline. You will see inventory increases, once we start getting up in total from the 66,000 units today, 30,000 we own, 36,000 the dealers own to around 90,000, then the health of that our pipeline would have been rebuilt. It's going to take a few quarters, along with that re-supply position we've talked several times, but this is a good and a healthy sign.

PB Balaji

Okay. Maybe I'll take Kunal Bhatia’s question from Dalal and Broacha. Working capital requirement is expected to increase in JLR with a pickup in volumes and activity. I don't think so, because it's a negative working capital business. So therefore, it actually generates cash as working capital as business growth comes in. So, you don't need to worry about that. EBIT margin's target for '23, '24, '25, we've talked about '24 and '26 and FY '23, we've talked about 5%. So most of the numbers are there for you from that perspective.

Then Kapil Singh, Nomura. Congrats on the team on a strong performance JLR. What's the volume outlook for first quarter FY '23 and '23 forecast? Any broad range will also helped, one. And how do you see ASP in FY '23 versus FY '22 in India? Sorry let me come to that Shailesh, it's coming to your way subsequently. Certainly, the first question, Adrian

Tata Motors Limited

May 12, 2022

Adrian Mardell

Quarter one is going to be a difficult quarter because of China, let's see if we can continue the gradual improvement. FY '23 will be stronger than FY '22. The big things again are Range Rover changeover, Range Rover Sport changeover, China COVID, a little bit of Ukraine for us, and then the semiconductor pieces. And as they start to lift, you will start to see the volumes lift and our order bank stabilize.

PB Balaji

Thank you. Shailesh, your way, how do you see the selling price in FY '23 versus FY '22 for India PVs? What's an order book and monthly order inflow for EVs and overall? And how much does this production loss that we have due to supply constraints in April or May? And how many EVs will you launch? One after the other.

Shailesh Chandra

Okay. So, maybe let me attend the first one. It's very difficult to really assess what will be the change in ASP, especially because of the commodity situation is going to play out, and therefore the extent of price increase that we are going to take. But from a mix perspective, I would say, it will be pretty much in line with the mix that we have seen in Q4 and the realizations that we had. It will be pretty much in those lines and additional price increases that we maintain. So that is the kind of guidance I can give at this stage. As far as order book and monthly order inflow is concerned for let's say EV and overall, okay, so for overall, I would say it would be about three times to 3.5 of our monthly supply rate. For EVs, it would be about five months. I cannot give you the exact number for sensitivity reasons. How much percentage production loss do we have due to supply constraints in April or May? Not going to talk about May, but as far as April is concerned, I would say that we have been growing. We have if you see month-on-month, we have been growing as well as our supplies are concerned and we were able to still hit the number of 41,000 to 42,000. But in terms of what we could have produced based on the capacity and the order book that we had, I would say we would have 10% to 15% plus that we would have incurred in terms of the supply constraints that increased in April. How many EVs we launch in FY '23? We have launched one yesterday. We have already mentioned that in the next five years, we are going to launch 10 products. So you can expect two products at least in in every financial year is what I can say.

Tata Motors Limited

May 12, 2022

PB Balaji

Thank you, Shailesh. Adrian, this is coming your way. You appear to be losing retail market share in most of the developed markets. I understand that with semiconductor issues, market dynamics are different. At such low market share, will it not impact the brand? Adrian, Thierry any of you actually?

Thierry Bolloré

I think that it is clear that we are impacted more than some of our competition. For many reasons that we have also developed. I remember in some of the previous meeting we had together and we are mitigating that with a big array of actions, especially some little long-term strategic agreements which are helping to make it such that we have a much better allocation. So that's why gradually, we're improving the situation. So yes, for sure, we are losing some market share. At the same time, the impact on the ground is maybe the contrary higher desirability because scarcity is creating that desirability to be even higher to the extent which are sometime a little bit incredible that we are even surprised, we should maybe not, but we are because of the incredible appetite of the customers and clients for our products, and we cannot supply enough. So the brand to a certain extent is even boosted towards modern luxury at higher levels that we expected and faster.

PB Balaji

Yeah. Thierry, the next question also to you coming in from Sonal Gupta, L&T Mutual Fund. Visibility, we've talked about -- let me not put you that I think this is an interesting question. How much improvement do you expect driven by alternative sourcing by reprogramming, redesigning vehicles for other chips, assuming existing supply levels don't change from FY '22 levels, and your plans for that?

Thierry Bolloré

It's a very interesting question, because we are the heart of probably after some differences we have with our competitors. Our products are super complex. We know that we have chips, which are very sophisticated. Very often, they are proprietory chips. So, the alternatives are much more difficult or longer to put in place to redesign we thought with Tier 1s or directly through some of our chip suppliers. We are, however, working hard on that angle as well, along with as you understood, with the creation of an incredible, intense and fruitful dialog with our suppliers. Not only Tier 1, but of course even more with our chips suppliers. So far, the level of attraction that we are creating for us, especially now that we are sourcing new businesses is making such that we are as well improving the short-term supply just because of the huge interest that we are creating for them. And that's the way we are improving the situation by having all these parallel actions together.

Tata Motors Limited

May 12, 2022

PB Balaji

Thanks, Thierry. Again from Sonal to -- Girish, this is coming your way. What's the plan for CNG side of heavy commercial vehicles?

Girish Wagh

Right. Sonal, I think on CNG, the balance has to be done between the range and payload, right because for higher range, I mean, generally heavy commercial vehicles are meant for longer range use. And therefore, they need longer range and knowing the retail infrastructure of CNG, I mean, essentially you need the longer range. So, we have been selecting applications where the range requirement is lower and bringing in for us. There you would have seen small commercial vehicles mostly used for intra city applications, intermediate and light commercial vehicles also intra and to some extent intercity, so there we have seen a very good penetration of CNG.

We are certainly looking at some applications even in medium and heavy commercial vehicles where it makes sense to move towards CNG and sufficient range is available without compromising on the payload. And you will see some action coming from our side during this year, but we are quite clear that this movement towards alternate fuel is here to stay because it makes sense for the customers as well as for the country at large.

PB Balaji

Thanks, Girish. Question to Adrian from Chirag, Edelweiss. Can you give a production range that you can achieve in Q1 and Q2 based on current visibility, acknowledging that it can change? Adrian?

Adrian Mardell

Yeah, sure. So I'll go back to what I've said before, actually rather than give you any numbers. Quarter one, it's going to be difficult to lift quarter one because of the China position, the Range Rover position and the Range Rover Sport position. We do expect some of those things, particularly our Range Rover to actually increase production as we go out of quarter one. Range Rover Sport new one will start production at the end of quarter one. So it's reasonable to assume Q2 will be stronger, standing down developments in China of course.

PB Balaji

Thank you. The next one, again from Chirag. Rundown and new launch impact of Range Rover Sport, is it restricted to Q1 or H1? And on the extension, can we expect normalized volumes of 15,000 a quarter for Range Rover – there is only 5,000 in Q4 impacting ASP.

Adrian Mardell

Tata Motors Limited

May 12, 2022

So rundown is Q1, ramp up is Q2, it will impact both quarters and the first half on Range Rover Sport. On the Range Rover, I'll state to you what I said two years ago on Defender. I said then 5,000 units a month is a healthy benchmark for us, and we're pretty certain we'd be significantly higher than that if we could build them today. So on Range Rover, I'm going to say, yes, you're probably right, 5,000 a month is a healthy baseline for us. And if you then back load that into 50,000 orders that we have today, that would suggest we are flat out on the planet sold out for 10 months. So that's telling you it's likely to be higher than that as well.

PB Balaji

Okay. Thank you. For JLR and CV business, how do you see the emerging traditional demand headwinds, inflation, tightening liquidity? In the past, these headwinds had an impact and the significant impact on EBITDA. So maybe JLR, I'll pass it to you, Adrian, and Girish, CV coming your way.

Adrian Mardell

Yeah. Look, all of the things you've listed here are the things what you would expect to impact this year's results. I'll reference what I said earlier on inflation, we think the Refocus program is strong enough to eliminate that across all of the headers that we actually have. So yes, inflation will impact, but we expect the offsets to actually be in place and zeroise that problem for us this year. The real big thing again is that major volumes we are able to produce, very healthy sale, you saw that in China, but across the piece. VP will be strong again in FY '23. It really is all about the volume position.

PB Balaji

Thank you. Same question for Girish.

Girish Wagh

Yes. So in the commercial vehicles, let's look at customer profitability first and then the company margins. As far as customer profitability is concerned, I think more than interest rate, it is the fuel price which has a bigger impact. So if you see the operating economy for transporter, the impact of fuel price is almost two to four times that of the interest rate hike. So, we will be more concerned about the fuel price hike and then followed by a floating interest rate hikes. Now demand is always dependent on what is the kind of balance or imbalance which is there between headwinds and tailwinds. As of now, we see good tailwinds in terms of availability of freight for transportation. And therefore, till now, at least whatever headwinds have been there in terms of fuel price and interest rate hikes seems to be have been overcome with freight rate increase. But as I said in the beginning, we are keeping a very close watch on this because this balance is very

Tata Motors Limited

May 12, 2022

important, and then we will keep a track of this. Now coming to our profitability, I think we have spoken often that steel price increase has the largest impact on the CV profitability. And this is something that we've been watching and also having our own actions to reduce the impact of the steel price.

PB Balaji

Thanks, Girish. The next one is from Amyn Pirani, JPMorgan. On China, we have discussed the supply chain issues on our account of China lockdowns. Is there a risk of demand getting impacted due to the disruption in economic activity? And can you share any latest trend for April and May in terms of order intake in China? Thierry?

Thierry Bolloré

I think the impact is massive, as we speak for all brands for the global industry by orders of magnitude for the last month for the industry is about minus 40%. And on the premium side, it's even more than 50% decrease for all brands included. So that's the normal situation because the traffic control rooms is almost zero, because people cannot get out of their homes. The situation in which part of the country, but the significant part of the country is such that I think people are thinking about other things than buying new cars at the moment. However, as soon as the situation is going to come back to normal, the appetite to catch up and we can see that with all the contacts we have and all the insights we have in the country is absolutely massive. And by the way, it's happening in many countries when they get out of COVID, certainly people want to travel, certainly people want to enjoy life again, and buying a new car is part of that. So no real big concern except that we expect the country to recover as quickly as possible.

PB Balaji

Yes. Thanks, Thierry. The next one is from Kapil Singh, Nomura. Tata Motors has a significant volume ramp-up plans for the EVs, for PVs, for buses, for CVs. What kind of advantages can these give from a synergy perspective? Shailesh, Girish, to both of you.

Shailesh Chandra

Maybe I'll start and then Girish can add. So, we have really looked at each of the segments in CVS as well as PV, fleet as well as the personal segment, and we are trying to see where potential synergies can be in the area of motor as far as in the area of batteries, battery especially the chemistry that we would like to choose, the form factors and as well as the CE rating because of the fast-charging capability and all. We have certain areas where we have seen convergence, especially, let's say for example SCVs and the fleet segment and PV. There are certain commonalities that we have seen in the low voltage category. And over a period of time, we have taken a view of our next four years, five years. And we clearly certain alignments as far as the

Tata Motors Limited

May 12, 2022

choice of chemistry is concerned. So it's an ongoing exercise as of the year going, we are expanding different segment require different kind of choices to be made, different power ratings and therefore, there are areas of synergies, but also areas where we have to be different.

PB Balaji

Okay, fair enough. The next question I would take how are we planning to secure battery supply for such large volumes. As we indicated earlier, I think there is clearly a plan from a Tata group perspective if you look at setting a battery facilities up. We have consciously and we've discussed this last time, we have not applied for PLI, because we've found the conditions to be onerous. At the same time, we are very clear that this is something that we will want to set up. So plans are in progress. And as and when we are ready to share them, we will do so. In the meanwhile, there are clear plan of -- in the intermediate period between now and the time the factory comes up, traditional battery sourcing strategies are being implemented. Shailesh, next to you from Raghvendra, ICICI securities. Can you please share current EV production capacity? How to see that?

Shailesh Chandra

See, earlier when we had started our EV business, we hired an offline arrangement of fitting EV powertrain. So there we used to have an issue of capacity, which was limited to start with. But for all our products, now we have integrated in our main assembly line. So literally, we can fully convert the ICE capacity into EV, so Internal capacity is not an issue. As far as certain supplier capacity and certain component capacity is concerned, we have enough headroom than what we're supplying right now. We have also come with a very comprehensive plan based on the volume projections that we have to add new lines in the area of battery packs, driveline and power electronics items. So as far as capacity is concerned, we are absolutely on track, something which is really stopping, also restricting us to unleash the pull potential of demand that is out there is the issue of semiconductors.

PB Balaji

Thank you. Thanks, Shailesh. The next question is from Gunjan Prithyani, Bank of America. On JLR, can you give us some color on the commodity hedges that JLR has? And how do we expect commodity inflation from metals to flow through to P&L?

Adrian Mardell

Yeah, thanks. So, I'd refer you back to Slide 9 in terms of the actual position. The material cost was down GBP80 million quarter-over-quarter and our hedges were up GBP82 million. But those hedges are running off. And in terms of our specific exposure within there, Aluminum is our biggest exposure. And I think over the course of the next 12 months, we have about 25% of that hedge, more of it in the short term, less in the second half of the year. So if this continues into

Tata Motors Limited

May 12, 2022

the second half of the year, we will certainly be more exposed. But again, I refer to what I said earlier, we expect the Refocus program to offset all of our inflationary costs, including the increases in commodity costs in FY '23. May not land evenly by quarter, but we certainly over the course of the year, will offset all of these costs.

PB Balaji

Thank you, and next question again to you. VME has come down below 1%. Do they expect these low levels to sustain through the financial year '23? And how should it pan beyond that?

Adrian Mardell

So on Jaguar Land Rover, the 1%, look, that is the low supply number 1%. As we re-supply that number, we will increase during the course of the year. So whether it stays at 1% will really depend on speed of re-supply. When we do re-supply, the products that have the biggest order banks and the biggest demand will have the lowest VME, Range Rover, Range Rover Sport and Defender. So, actually I see us being in quite a healthy position in the foreseeable future because of re-supply, slowness of re-supply and then those products are very, very sought after

PB Balaji

Thank you. I think the next question, Girish has this is about CV business. Can you talk about fleet operator economics, and Girish covered it quite extensively in his earlier, I will skip that, and also how our OEM discounting trend in the market? Girish, you want to talk about that

Girish Wagh

Yeah. So I think the last year, we've had two COVID waves. First one was in Q1 and the next one, a minor one, was in Q3. And we know whenever the demand goes down, I think OEMs keep on fighting for lower volume, which is available in the market. So those were the times when the discounts have gone up. But I think we should also keep one thing in mind that there has been significant price increase which has happened during the last year due to the commodity price increases. And I think the point to point price increase during last year has been upwards of 9%, and the pass through within that has not been full, has been part of that, which is therefore led to increase in discount in absolute terms. But if you look at the movement from first January of this calendar year to now, I think, gradually, the market operating prices are going up, which is therefore helping us to improve our realizations. And we have seen on the operator side in terms of their economy, I think the freight rates have also been going up. So overall, we see improvement in their economics and we're also improving our realizations.

PB Balaji

Yeah. And just to amplify that point, if you notice the waterfall that we had, earlier we used to be having unrecovered pricing of almost 500 bps, 600 bps in the market that we used to call out, that is now down to 200 bps. Next question is from Ronak Sarda, Systematrix. And I think that's been covered. So let me skip that. Let me go to Priya Ranjan, HDFC. Thierry, I think this is probably coming your way. Can you throw some light of the scope of tie up with NVIDIA? Is the scope including existing programs or for the future EV programs? Also, we are entering with -- let me do stop there, then go to the next question.

Thierry Bolloré

Yeah. Well, the partnership we have with NVIDIA is really going to be visible in the next generation of cars, EV cars, you're absolutely right and on all our products actually with the state- of-the-art capabilities in terms of ADAS and ultimately autonomous driving So, we are working hard with them. And it goes very well. It's very much on track.

PB Balaji

Thank you. The next also to you. We are entering with e-racing circuit. One correction that we already had the e-racing circuit. Just a question on the position of Jaguar, do you want to position Jaguar as a racing or fast vehicle based on E-type legacy?

Thierry Bolloré

We want to reinvent completely our brand, of course, using the best of its legacy, but preparing and you will see that copy of nothing. But a copy of nothing means also -- and because of the legacies -- great legacies of our brand, making such that work we need to demonstrate an absolute technology superiority. And this is where in the EV world, the -- what we are performing with E-racing is absolutely fantastic when you see the magnitude of what we can translate from track to road. And we have plenty of examples that we are capitalizing on at the moment and even enhancing. So far, we can have the ultimate technologies in terms of electric drivetrain and of course specific controls, might that be, battery management, systems of electronic architecture and so on and so forth. Without forgetting, of course, the absolute solution from the technologies to make that happen.

PB Balaji

Thank, Thierry. Next question, Shailesh, this is coming your way. This is again from Priya Ranjan, HDFC AMC. What has been our recent trend in R&D hiring for the Company? And what kind of additional or new capability buildup are we doing? And in JLR and AVINYA -- maybe let me first ask AVINYA. What kind of voltage architectures are we planning for?

Shailesh Chandra

So as far as hiring in R&D is concerned, of course, we are going for major hiring, especially this year, but there is also another area which we have look into very deeply is upskilling the current engineers within R&D. And that's going to be also a big component of how we are going to really expand our R&D base as far as the EV is concerned and also on the CV, EV side. As far as capabilities are concerned, there are many areas where we are starting to develop these capabilities whether it is in the area of a battery pack, BMS, motor design, new architectures especially the pure EV - we have shown in the concept of AVINYA as well as in the area of electrical architecture. And there is a lot of collaboration growth, which will also happen with various Tata companies, JLR. So capabilities will not be only what to say limited to within Tata Motors, but also seeing the opportunities of synergies with JLR as well as other Tata companies, which have a lot of capability in the area of softwares. So, these are the areas where we are focusing on. As far as AVINYA is concerned, what kind of voltage architectures. See, I would not like to pre-empt this stage when it is in the stage of concept development and engineering feasibility, but I would like to say that our choice of voltage architecture, which right now is in the range of 300 to 400 volt for Gen 1 and Gen 2 will depend on how the charging infra we are seeing going to pan out at what voltage levels and the state of grid as far as India is concerned, and also, more importantly, the choices that we have as far as aggregates and sub systems are concerned for different voltage levels. So, we are definitely seeing trend in the luxury segments and globally where it is going to 800 volt, but right now in India, we see for quite some time that this will be in the zone 300 to

400, where we get the sweet spot. So, right now, as well as early as concerned, I'm not confirming that it is going to 300 to 400 volt, but these are the considerations that we're taking into account.

Thierry Bolloré

Great answer from Shailesh. I would maybe just complement with an angle which is the one -- double angle. The one, first, of the incredible change in the value chain of this e-mobility compared to the previous ones, of course. Why? Because we need to really master some control points. You mentioned the cells, Balaji, we could mention the EVU, we could mention the inverter, we could mention the semiconductor, the strategic semiconductors, which are part of this new value chain. And it's clear that mastering, controlling the value chain, which is not excluding from partnership is absolutely critical in order to manage not only the technological superiority, but also and even ultimately the customer satisfaction that leads to delight. So, that's what is driving us. So, we're of course upskilling the people that's no doubt. We're hiring and we're partnering in order to make it such that we are at the utmost level on these topics. It is absolutely true that the second point in my view is the way we can enhance and embrace the full ecosystem, which goes along with e-mobility, which the technological advance capabilities that we have in order to manage not only the product, but also the services, but also the seamless experience for example, when you are charging. And all that is very much part of everything we can share with the Tata Group and one of the key point being of course software as you've mentioned.

PB Balaji

Thank you. I think with this, we come to the end of the questions that are there. I think the rest of the questions are basically reframe of earlier questions. So, we believe have answered everything, but if in any case, you believe that you would love to take a clarification on something else, feel free to reach out to our Investor Relations team, and we'll be more than happy to address you on that one.

Thanks a lot for attending the session and thanks gentlemen for also your candid answers. So best wishes everybody. Thank you.

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